UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-38211 |

## FACING PAGE
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING __January 1, 2022__ AND ENDING __December 31, 2022__

　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　　MM/DD/YY

---

### A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___RMN Securities, Inc. d/b/a Senate Securities___

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer　　　☐ Security-based swap dealer　　　☐ Major security-based swap participant
　　☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

___108 North Front Street___

(No. and Street)

| Kingston | NY | 12401 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Richard Netter | 845-339-7310 | richard.netter@senatesecurities.com |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

---

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

　　　___RBSM LLP___

(Name – if individual, state last, first, and middle name)

| 805 Third Ave, 14th Floor | New York | NY | 10022 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |
| 09/24/2003 | | #587 | |
| (Date of Registration with PCAOB)(if applicable) | | (PCAOB Registration Number, if applicable) | |

| FOR OFFICIAL USE ONLY |
| --- |
|  |

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption.  See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

**OATH OR AFFIRMATION**

I, Richard Netter, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of RMN Securities, Inc. d/b/a Senate Securities, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: PRESIDENT

3.29.23

[signature]

Notary Public

CARYN D. BISHOP
NOTARY PUBLIC, STATE OF NEW YORK
COMMISSIONED IN ULSTER COUNTY
3/17/2026

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

REPORT PURSUANT TO RULE 17a-5 AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**RMN Securities, Inc.**
**d/b/a Senate Securities**

Financial Statements and Supplemental Information

December 31, 2022

(With Report of Independent Registered Public Accounting Firm Thereon
and Supplemental Reports on Exemption)

# CONTENTS



RBSM LLP
Accountants & Advisors

*New York Office:*

805 Third Avenue
New York, NY 10022
212.838-5100

***www.rbsmllp.com***

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders' and Board of Directors of
RMN Securities, Inc. d/b/a Senate Securities
Kingston, NY

**Opinion on the Financial Statements**
We have audited the accompanying statement of financial condition of RMN Securities, Inc. d/b/a Senate Securities (the "Company"), as of December 31, 2022, and the related statements of operations and changes in stockholder's equity and cash flows for the year then ended and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

**Auditor's Report on Supplemental Information**
The Schedule I, Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Schedule II, Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Broker-Dealers Pursuant to Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Schedule II, Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Broker-Dealers Pursuant to Rule 15c3-3 (exemption) is fairly stated, in all material respects, in relation to the financial statements as a whole.

RBSM LLP

We have served as the Company's auditor since 2015.

New York, NY
March 29, 2023

New York, NY Washington DC Mumbai & Pune, India Boca Raton, FL

San Francisco, CA Las Vegas, NV Beijing, China Athens, Greece

Member: ANTEA International with affiliated offices worldwide

**RMN SECURITIES, INC.**
**d/b/a SENATE SECURITIES**
**STATEMENT OF FINANCIAL CONDITION**
**December 31, 2022**

## ASSETS

| | |
|---|---:|
| Cash and cash equivalents | $ 33,712 |
| Cash and securities restricted - clearing account (cash of $358 and securities with a fair value of $11,212) | 11,570 |
| Commissions receivable | 13,910 |
| Operating lease right-of-use asset | 21,899 |
| Security deposit | 1,900 |
| Total assets | $ 82,991 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

**Liabilities**

| | |
|---|---:|
| Accounts payable and accrued expenses | $ 8,239 |
| Operating lease liability | 22,361 |
| Total liabilities | 30,600 |

**Stockholder's equity**

| | |
|---|---:|
| Capital stock, no par value, 200 shares authorized, issued and outstanding | 19,754 |
| Retained earnings | 32,637 |
| Total stockholder's equity | 52,391 |
| Total liabilities and stockholder's equity | $ 82,991 |

See accompanying notes to financial statements.

**RMN SECURITIES, INC.**
**d/b/a SENATE SECURITIES**
**STATEMENT OF OPERATIONS**
**Year ended December 31, 2022**

| | |
|---|---:|
| **Revenue** | |
| Brokerage commissions | $ 60,332 |
| 12b-1 fees | 112,025 |
| Interest and dividend income | 167 |
| Total revenue | 172,524 |
| | |
| **Expenses** | |
| Compensation and benefits, officer | 65,000 |
| Commissions | 1,440 |
| Clearing expense | 30,000 |
| Occupancy | 20,980 |
| Professional fees | 27,021 |
| Regulatory fees | 1,397 |
| Other expenses | 23,614 |
| Total expenses | 169,452 |
| | |
| **Net income** | $ 3,072 |

See accompanying notes to financial statements.

**RMN SECURITIES, INC.**
**d/b/a SENATE SECURITIES**
**STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY**
**Year ended December 31, 2022**

|  | Common Stock | | Retained | |
|  | Shares | Amount | Earnings | Total |
|---|---|---|---|---|
| Balance, January 1, 2022 | 200 | $ 19,754 | $ 34,730 | $ 54,484 |
| Stockholder's capital distribution | - | - | (5,165) | (5,165) |
| Net income | - | - | 3,072 | 3,072 |
| Balance, December 31, 2022 | 200 | $ 19,754 | $ 32,637 | $ 52,391 |

**RMN SECURITIES, INC.**
**d/b/a SENATE SECURITIES**
**STATEMENT OF CASH FLOWS**
**Year ended December 31, 2022**

| | | |
|---|---:|---:|
| **Cash flows from operating activities** | | |
| Net income | $ | 3,072 |
| Adjustments to reconcile net income to net cash provided by operating activities | | |
| Non-cash operating lease expense | | 423 |
| *Change in operating assets and liabilities* | | |
| Securities restricted - clearing account | | (120) |
| Commissions receivable | | 5,942 |
| Accounts payable and accrued expenses | | (5,261) |
| Net cash provided by operating activities | | 4,056 |
| | | |
| **Cash flows from financing activities** | | |
| Stockholder's capital distributions | | (5,165) |
| Net cash used in financing activities | | (5,165) |
| | | |
| Net decrease in cash, cash equivalents and cash restricted - clearing account | | (1,109) |
| **Cash, cash equivalents and cash restricted - clearing account, beginning of year** | | 35,179 |
| **Cash, cash equivalents and cash restricted - clearing account, end of year** | $ | 34,070 |
| | | |
| **Supplemental disclosure of cash flows information** | | |
| Cash paid during the year for: | | |
| Interest | $ | - |
| Income taxes | $ | - |

See accompanying notes to financial statements.

**RMN SECURITIES, INC.**
**d/b/a SENATE SECURITIES**
**NOTES TO FINANCIAL STATEMENTS**
**December 31, 2022**

## 1. Nature of Business and Summary of Significant Accounting Policies

*Nature of business*

RMN Securities, Inc. d/b/a Senate Securities (the "Company") was formed on February 8, 1989, and began operating as a broker-dealer upon approval of its registration with the National Association of Securities Dealers, Inc. at that time. The Company made a Sub-Chapter S Corporation election with the Internal Revenue Service on February 8, 1989. The Company's business consists of providing subscription only brokerage, financial and employee benefit services to individuals and institutions.

The Company is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under the exemptive provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the United States Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. The requirements of Paragraph (k)(2)(ii) provide that the Company is an introducing broker-dealer, who clears all customer transactions on a fully-disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker dealer. The clearing broker-dealer transmits all of the customer accounts of the introducing broker-dealer and maintains and preserves such books and records related to customer accounts as required by SEC Rules 17a-3 and 17a-4.

Separately, based on the way the Company operates a portion of the client mutual fund advisory business via application-way, the Company relies on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff, hence the Company does not claim an exemption from SEA Rule 15c3-3 for these services rendered.

*Revenue recognition*

The Company receives commission income for advisory and brokerage services related to customer trading of stocks, mutual funds, and other financial products which are recognized on the trade date. The Company believes the performance obligation for the trading of stock, mutual funds and other financial products is satisfied on the trade date because the customer has obtained the rights to the underlying security provided by the trade execution service. The Company also receives 12b-1 commissions which are recorded over the period earned.

*Cash and cash equivalents*

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents include investments in money market funds and are stated at cost, which approximates market value.

*Commissions receivable*

Commissions receivable consists of commissions earned during the year that will be collected after December 31, 2022. The Company uses the direct write-off method to recognize bad debts on commissions receivable.

Periodically, management reviews past due receivables and writes off those balances deemed uncollectible after all reasonable collection efforts have been exhausted. If the reserve method were used, it would not have a material effect on the financial statements. Management has determined there is no need for an allowance for doubtful accounts to be recorded as of December 31, 2022.

*Income taxes*

The Company, with the consent of its stockholder, has elected under the provisions of Sub-Chapter "S" of the Internal Revenue Code to be an S Corporation. In lieu of Federal and State corporate income taxes, the stockholders of an S Corporation are taxed individually on their proportionate share of the Company's taxable income. Accordingly, the financial statements reflect no provision or liability for Federal or State income taxes. The Company has evaluated its tax positions and has concluded that there are no uncertain tax positions that required adjustment to or disclosure in the financial statements. The Company's federal and state income tax returns for the years ended December 31, 2019 to 2022 remain open for audit by the applicable regulatory authorities.

*Fair value of financial instruments*

The carrying value of cash, restricted cash, commissions receivable, accounts payable and accrued expenses, and commissions payable, officer approximate their fair values based on the short-term maturity of these instruments.

The Company utilizes the methods of fair value measurement as described in generally accepted accounting principles to value its financial assets and liabilities. Fair value is based on the price that would be received to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, generally accepted accounting principles establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels:

Level 1: Quoted market prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

The fair value of assets measured on a recurring basis as of December 31, 2022 are as follows:

|  | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Mutual funds | $11,212 | $    - | $    - | $11,212 |

Mutual funds are valued at the daily closing prices reported by the fund. Mutual funds held by the   Company are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Company are deemed to be actively traded.

*Leases*

The Company is a lessee in connection with a noncancelable lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception and only reassesses its determination if the terms and conditions of the arrangement are changed. The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term.

For operating leases, the Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate in the lease, if it is readily determinable, or otherwise the Company uses its incremental borrowing rate. The implicit rate of the Company's lease is not readily determinable and, accordingly, the Company uses its incremental borrowing rate based on the information available at the commencement date of the lease. Lease expense for lease payments are recognized on a straight-line basis over the leases term.

*Advertising*

The Company expenses advertising costs as incurred. Advertising expense of $1,885 for the year ended December 31, 2022 is included in other expenses in the statement of operations.

*Accounting estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used in the determination of accounts receivable, discount rates used in computing operating lease liabilities, among others.

*Recently issued accounting pronouncements*

All recently issued accounting standards and pronouncements by the Financial Accounting Standards Board, Public Company Accounting Oversight Board, Securities and Exchange Commission and the American Institute of Certified Public Accountants, but not yet effective did not or are not believed by management, to have a material impact on the Company's present or future financial statements.

## 2. Cash Flows Information

The following table provides a reconciliation of cash, cash equivalents and cash-segregated in compliance with federal regulations reported within the statement of financial condition that sum to the total of the same such amounts shown in the statement of cash flows.

|  | December 31, 2022 |
|---|---|
| Cash and cash equivalents | $ 33,712 |
| Cash restricted – clearing account | 358 |
| Cash, cash equivalents, Cash restricted – clearing account | $ 34,070 |

## 3. Net Capital Requirements

The Company is subject to the United States Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had net capital of $50,267, which is in excess of its required net capital of $25,000. The Company's percentage of aggregate indebtedness to net capital on December 31, 2022 was .17 to 1.

## 4. Concentration of Risk

*Credit Risk*

The Company's cash and cash equivalents may be subject to credit risk. The Federal Deposit Insurance Corporation ("FDIC") insures up to $250,000 for substantially all depository accounts. In addition, money market funds are covered by the Securities Investor Protection Corporation ("SIPC") up to $500,000. Management believes it is not exposed to any significant credit risk on cash and cash equivalents.

As of December 31, 2022, 37% of the accounts receivable was due from the Company's clearing broker or $5,210.

*Business Risk*

The Company's revenues and profitability are affected by many conditions, including changes in economic conditions, inflation, political events, and investor sentiment. Because these factors are unpredictable and beyond the Company's control, earnings may fluctuate significantly from year to year.

## 5. Regulation

The Company is registered as a broker-dealer with the United States Securities and Exchange Commission (SEC). The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to the Financial Industry Regulatory Authority (FINRA), which has been designated by the SEC as the Company's primary regulator. This self-regulatory organization adopts rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices, the use and safekeeping of customers' funds and securities, and the conduct of directors, officers, and employees.

Securities firms are also subject to regulation by state securities administrators in those states in which they conduct business.

## 6. Clearing Broker

The Company conducts business with its clearing broker on behalf of its customers and for its own proprietary accounts. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts and proprietary transactions are performed by its clearing broker pursuant to a clearance agreement.

The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. The Company is required to maintain $9,000 in a clearing account in which they currently have $11,570 of cash and mutual funds held on deposit for the satisfaction of any unsettled obligations.

In the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the clearing broker to obtain additional collateral from the Company's customers.

## 7. Lease Commitments

In December 2021, the Company entered into a new lease for office space in Kingston, NY. The lease has an initial non-cancellable lease term of three years. The lease does not contain any renewal options, termination options for either party to the lease, or restrictive financial or other covenants. The Company has classified this lease as an operating lease. Payments due under the lease contract includes fixed payments.

The Company recorded a ROU asset and lease liability utilizing the Company's incremental borrowing rate of 4% in the amount of $33,558, Lease expense related to this office space for the year ended December 31, 2022 amounted to $11,823 and is included in occupancy in the statement of operations. Cash paid related to this operating lease during the year ended December 31, 2022 amounted to $11,400.

Weighted average remaining lease term and weighted average discount rate related to this lease amounted to 1.9 years and 4%, respectively.

Maturities of lease liabilities under non-cancellable operating leases as of December 31, 2022 are as follows:

| Year ending: | |
| --- | --- |
| 2023 | $ 11,896 |
| 2024 | 11,303 |
| Total undiscounted lease payments | 23,199 |
| Less: imputed interest | (838) |
| Total lease liabilities | $ 22,361 |

## 8. Subsequent Events

On March 14, 2023 the Company amended their membership agreement with FINRA to include operations pursuant to footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff.

Management is not aware of any other events that have occurred subsequent to the balance sheet date that would require adjustment to, or disclosure in the financial statements.

The Company has evaluated subsequent events through March 29, 2023 the date which the financial statements were available to be issued.

# SUPPLEMENTAL INFORMATION

**RMN SECURITIES, INC.**
**d/b/a SENATE SECURITIES**
**COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1**
**OF THE UNITED STATES SECURITIES AND EXCHANGE COMMSSION**
**December 31, 2022**

Schedule I

**NET CAPITAL**

| | | |
|---|---|---:|
| Total stockholder's equity | | $ 52,391 |
| Security deposits | | (1,900) |
| Haircuts on securities | | |
|   Mutual funds | | (224) |
| Net capital | | $ 50,267 |

**AGGREGATE INDEBTEDNESS**

| | | |
|---|---:|---:|
| Accounts payable and accrued expenses | $ 8,239 | |
| ROU lease liability | 462 | |
| Total aggregated indebtedness | | $ 8,701 |

**COMPUTATION OF BASIC NET CAPITAL REQUIREMENT**

| | |
|---|---:|
| Minimum net capital required (greater of $25,000 or 6-2/3% of aggregate indebtedness) | $ 25,000 |
| Net capital in excess of minimum requirement | $ 25,267 |

**RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL**        .17 to 1

| | |
|---|---:|
| Net Capital, per unaudited December 31, 2022 FOCUS report | $ 50,267 |

**Statement Pursuant to Paragraph (d)(2)(iii) of Rule 17a-5**

No material differences exist between the net capital computation above and the computation included in the FOCUS Form X-17-a-5 Part II, as filed and amended by the Company on March 23, 2023.

**RMN Securities, Inc. d/b/a Senate Securities**
**Computation for Determination of Reserve Requirements and Information**
**Relating to Possession or Control Requirements for Broker-Dealers Pursuant to Rule 15c3-3**
**December 31, 2022**

**Exemptive Provisions**

The Company claims exemption from the requirements of Rule 15c3-3 under Sections (k)(2)(ii), for A and B and also adopts the provisions of footnote 74 to SEC Release No. 34-70073. Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirements under Rule 15c3-3.

B) Information relating to the Possession or Control Requirements under Rule 15c3-3.



**RBSM** LLP

Accountants & Advisors

*New York Office:*

805 Third Avenue
New York, NY 10022
212.838-5100

*www.rbsmllp.com*

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders' and Board of Directors of
RMN Securities, Inc. d/b/a Senate Securities
Kingston, NY

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption report, in which (1) RMN Securities, Inc. d/b/a Senate Securities identified the following provisions of 17 C.F.R. §15c3-3(k) under which RMN Securities, Inc. d/b/a/ Senate Securities claimed an exemption from 17 C.F.R. §240.15c3-3 (k) (2) (ii) RMN Securities, Inc. d/b/a Senate Securities will not hold customer funds or safekeep customer securities (the "exemption provisions") and (2) RMN Securities, Inc. d/b/a Senate Securities stated that RMN Securities, Inc. d/b/a Senate Securities met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to where the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

RMN Securities, Inc. d/b/a Senate Securities's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about RMN Securities, Inc. d/b/a Senate Securities's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

RBSM LLP

New York, NY
March 29, 2023

New York, NY  Washington DC  Mumbai & Pune, India  Boca Raton, FL

San Francisco, CA  Las Vegas, NV  Beijing, China  Athens, Greece

Member: ANTEA International with affiliated offices worldwide

## RMN SECURITIES, INC. d/b/a SENATE SECURITIES
## EXEMPTION REPORT
## UNDER RULE 15c3-3 OF THE
## SECURITIES AND EXCHANGE COMMISSION
## AS AT DECEMBER 31, 2022

RMN Securities, Inc. d/b/a Senate Securities (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15C3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R § 240.15c3-3(k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to where the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

RMN Securities, Inc. d/b/a Senate Securities

I, Richard Netter, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _Richard Netter_

Title:CEO

Date: 3/27/2023